Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2016 Results

▪	Third Quarter Net Income of $240.3 million, resulting in an Annualized Net Income ROE of 15.4%

▪	Third Quarter Operating Earnings of $185.0 million, driven by Non-life combined ratio of 82.7%, resulting in an Annualized Operating ROE of 11.9%

▪	Book Value of common shareholders’ equity of $6.3 billion, a 2.1% increase compared to Q2 2016
PEMBROKE, Bermuda, October 26, 2016 - PartnerRe Ltd. ("the Company") today reported a net income of $240.3 million for the third quarter of 2016. This includes net after-tax realized and unrealized gains on investments of $56.4 million. The net loss for the third quarter of 2015 was $243.3 million, including net after-tax realized and unrealized losses on investments of $121.8 million and the amalgamation termination fee and reimbursement of expenses paid to AXIS Capital of $315.0 million. The Company reported operating earnings of $185.0 million for the third quarter of 2016, which compares to operating earnings of $211.6 million for the third quarter of 2015.
Net income for the first nine months of 2016 was $578.5 million. This includes net after-tax realized and unrealized gains on investments of $366.6 million. The net loss for the first nine months of 2015 was $114.7 million, including net after-tax realized and unrealized losses on investments of $238.7 million and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital of $315.0 million. Operating earnings for the first nine months of 2016 were $163.6 million, which compares to operating earnings of $474.6 million for the first nine months of 2015.
Operating earnings or loss is a non-GAAP metric which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital, and is calculated after the payment of preferred dividends.
Net income and operating earnings and the associated annualized ROE’s for the third quarters and the first nine months of 2016 and 2015 include various transaction related costs and severance costs which impact period over period comparability as follows:

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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In US$ millions, except for percentages	Q3 2016	Q3 2015	Year to date 2016	Year to date 2015
Operating earnings adjusted for transaction(1) and severance costs, net of tax	197	219	257	547
Annualized operating ROE adjusted for transaction(1) and severance costs, net of tax	12.6%	14.4%	5.5%	12.0%
Net income adjusted for transaction(1) and severance costs, net of tax	252	79	672	272
Annualized net income ROE adjusted for transaction(1) and severance costs, net of tax	16.2%	5.2%	14.5%	6.0%

(1)
Transaction costs include costs incurred related to the EXOR acquisition, the terminated amalgamation with Axis Capital and the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

The Company’s results for the third quarter of 2016 include $13 million, pre-tax, related to severance costs associated with the reorganization of the Company’s investment operations and certain executive changes.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “We delivered strong results in the third quarter, with Operating ROE and Net Income ROE of 11.9% and 15.4%, respectively. The Non-life combined ratio of 82.7% highlights our underwriting discipline in a challenging environment, while continued strong favorable prior year development of $173 million reflects the quality and solidity of our balance sheet.”

Mr. Clarke added, “The third quarter was also a very active quarter on the corporate side, with the implementation of our new organization, the strengthening of our leadership team with the appointment of James Beedle as our new Head of Asia Pacific, the launch of our €750 million Eurobond to refinance a portion of our liabilities, and the activities that led to the acquisition of Aurigen, which we announced last week. These are important achievements that will position us very well for the longer term.”
Highlights for the third quarter of 2016 compared to the same period in 2015 include:

Non-Life:

▪
Total Non-Life net premiums written were down 4%. The decrease was driven by the Property & Casualty ("P&C") segment which reported decreases due to cancellations and non-renewals across all lines of business, higher premiums ceded under retrocessional contracts in the catastrophe line of business and the impact of foreign exchange. These decreases were partially offset by new business across all lines of business. The ratio between net premiums written to gross premiums

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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written was 89% in the third quarter of 2016, compared to 94% in the third quarter of 2015, reflecting the higher use of retrocessional coverage to protect our capital.

▪	The Non-Life combined ratio of 82.7% was consistent with the ratio reported in the third quarter of 2015, of 82.8%.

▪
The Non-Life combined ratio continued to benefit from strong favorable prior year development of 16.7 points (or $173 million) with both Non-Life segments experiencing net favorable development from prior accident years as actual reported losses from cedants were below expectations. The combined ratio for the third quarter of 2015 included favorable prior year development of 22.2 points (or $246 million) and 5.4 points (or $60 million) of large losses related to the Tianjin explosion.

Life and Health:

▪
Net premiums written were down 9%. The decrease was primarily driven by the impact of foreign exchange, the cancellation of certain mortality contracts that did not meet the Company's return expectations, and increased competitive pressures in the health business.

▪
Allocated underwriting result, which includes allocated investment income and other expenses, was $11 million compared to $18 million in the same period of 2015. This decrease primarily reflects a higher combined ratio and lower favorable prior year reserve development in the health business.

Investments:

▪
Total investment return in the third quarter was 0.9%, for a total net contribution of $161 million, of which $105 million was generated by fixed income securities (government bonds and investment grade credit) and $56 million was generated by other securities (mainly principal finance and third party private equity funds).

▪
The positive total net contribution generated by fixed income securities, notwithstanding the increase in risk-free rates in the U.S., highlights the diversified nature of our standard fixed income portfolio with corporate credit and government agency mortgage backed securities complementing government bonds.

▪
Net investment income of $102 million was down 13%. This decrease mainly reflects the impact of the reduction in risk within the investment portfolio, the increased allocation to U.S. government fixed income securities, the change in asset mix with a lower amount of high yield fixed income securities and dividend yielding equity securities, and lower reinvestment rates. These decreases were partially offset by lower investment expenses following the reorganization of the Company's investment operations.

Expenses and Taxes:

▪	Other expenses of $91 million included $13 million, pre-tax, of severance costs associated with the restructuring of the Company's investment operations and certain executive changes. Other

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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expenses for the same period of 2015 of $416 million included the termination fee and reimbursement of expenses paid to Axis Capital and other transaction related costs of $322 million. Excluding the severance and transaction-related one-time costs, other expenses were $78 million in the third quarter of 2016, a 17% decrease compared to $94 million in the same period of 2015, and the lowest quarterly level of other expenses since 2007.

▪	Interest expense was $12 million and preferred dividends were $14 million in the third quarter of 2016, in line with the same period of 2015.

▪	For the third quarter of 2016, the effective tax rate on operating and non-operating earnings was 13.8% and (5.5)%, respectively.
Balance Sheet and Capitalization:

▪	Total investments, cash and cash equivalents and funds held – directly managed were $17.5 billion at September 30, 2016, up 6.5% compared to December 31, 2015.

▪
Cash and cash equivalents, government fixed income securities and investment grade fixed income securities were $14.9 billion at September 30, 2016, representing 88% of the total cash and cash equivalents and investment portfolio (88% at December 31, 2015). The average rating and the average duration of the fixed income portfolio at September 30, 2016 was A and 3.9 years respectively, while the average duration of the Company’s liabilities was 5.2 years.

▪
Total capital was $8.8 billion at September 30, 2016, up 14% compared to December 31, 2015, primarily due to the issuance of €750 million senior debt in September 2016 and the net income for the first nine months of 2016, partially offset by common dividends paid. On November 1, 2016, approximately $422 million of the proceeds raised from the senior debt issuance will be used to redeem the Company's existing $250 million senior notes due 2018 and Series D and Series E cumulative preferred shares.

▪
Common shareholders' equity attributable to PartnerRe (or book value) and tangible book value were $6.3 billion and $5.8 billion, respectively, at September 30, 2016, up 4.2% and 4.8%, respectively, compared to December 31, 2015 due to the net income for the first nine months of 2016, partially offset by common dividends paid.

▪	During the third quarter of 2016, the Company paid a dividend of $90 million to EXOR, its parent company.

Acquisition of Aurigen
On October 20, 2016, PartnerRe announced that it had entered into a definitive agreement to acquire 100% of the outstanding ordinary shares of Aurigen Capital Limited, a North American life reinsurance company for CAD 375 million (approximately $286 million). This acquisition enables PartnerRe to expand its life reinsurance footprint in Canada and the U.S. with virtually no overlap in market coverage. The acquisition is subject to customary closing conditions including the receipt of required regulatory approvals and is expected to be completed by the first quarter of 2017.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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The Company has posted its third quarter of 2016 financial supplement on its website www.partnerre.com in the Financial Information section of the Investor Relations page under Supplementary Financial Data, which includes a reconciliation of GAAP and non-GAAP measures.

_________________________________________

On March 18, 2016, EXOR acquired 100% ownership of the Company's common shares. Pursuant to the terms of the Merger Agreement, each PartnerRe common share issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into $137.50 in cash per share and entitled to receive a one-time special pre-closing cash dividend in the amount of $3.00 per common share (special dividend). One common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and the prior year periods is no longer considered meaningful and has been excluded. The Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholders' equity, accordingly, all comparative data has been recast.
The data and comments provided above are from, or have been derived from, PartnerRe’s US GAAP consolidated balance sheets as of September 30, 2016 and December 31, 2015 and related consolidated income statements for the three months and nine months ended September 30, 2016 and 2015.
As a result of recent organizational changes during the third quarter of 2016, the Company redefined its financial reporting segments into the following three segments: Property & Casualty, Specialty, and Life and Health. Data shown for all periods in the segment information tables has been recast to conform to the new presentation.
Net income/loss attributable to PartnerRe common shareholders is defined as net income/loss attributable to PartnerRe less preferred dividends.
Operating earnings/loss is defined as net income/loss available to PartnerRe common shareholders excluding certain after-tax net realized and unrealized gains/losses on investments, after-tax net foreign exchange gains/losses, certain after-tax interest in earnings/losses of equity method investments and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital.
The Company uses operating earnings and annualized operating return on average common shareholders' equity (Annualized Operating ROE) to measure performance, as these measures focus on the underlying fundamentals of our operations without the impact of after-tax net realized and unrealized gains/losses on investments (except where the Company has made a strategic investment in an insurance or reinsurance related investee), after-tax net foreign exchange gains/losses, the after-tax interest in earnings/losses of equity method investments (except where the Company has made a strategic investment in an insurance or

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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reinsurance related investee and where the Company does not control the investees activities), and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital. Operating earnings/loss, adjusted by transaction and severance costs, annualized operating ROE, adjusted by transaction and severance costs, net income/loss adjusted by transaction and severance costs, and annualized net income/loss ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs, related to the Company's merger and acquisition activity, and severance costs, related to the reorganization of its business units, investment operations and certain executive changes.
The Company calculates annualized operating return on average common shareholders' equity using operating earnings/loss for the period divided by the average common shareholders' equity outstanding for the period.
The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses.
The Company also uses combined ratio to measure results for the Non-life P&C and Specialty segments. The combined ratio is the sum of the technical and other expense ratios.
The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health segment. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.
The Company uses total capital, which is defined as total shareholders’ equity attributable to PartnerRe long-term debt, senior notes and CENts, to manage the capital structure of the Company.

_____________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty Lines and Life and Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At September 30, 2016, total assets were $23.2 billion, total capital was $8.8 billion and total shareholders’ equity attributable to PartnerRe was $7.2 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

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from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Ryan Lipschutz	Robin Weinberg/ Spencer Waybright
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended September 30, 2016	For the three months ended September 30, 2015	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Revenues
Gross premiums written	$1,244,311	$1,267,961	$4,254,247	$4,448,907
Net premiums written	$1,131,260	$1,190,393	$3,886,375	$4,165,912
Decrease (increase) in unearned premiums	178,319	221,737	(180,833)	(191,235)
Net premiums earned	1,309,579	1,412,130	3,705,542	3,974,677
Net investment income	101,773	117,054	305,943	341,877
Net realized and unrealized investment gains (losses)	55,548	(133,017)	414,682	(273,107)
Other income	3,266	3,056	11,572	7,584
Total revenues	1,470,166	1,399,223	4,437,739	4,051,031
Expenses
Losses and loss expenses and life policy benefits	772,960	804,196	2,470,083	2,390,394
Acquisition costs	298,653	346,520	865,161	905,774
Other expenses (2)	91,257	415,818	367,439	670,334
Interest expense	12,251	12,249	36,766	36,742
Amortization of intangible assets	6,588	6,768	19,764	20,303
Net foreign exchange losses (gains)	8,362	22,413	(29,378)	15,657
Total expenses	1,190,071	1,607,964	3,729,835	4,039,204
Income (loss) before taxes and interest in earnings (losses) of equity method investments	280,095	(208,741)	707,904	11,827
Income tax expense	29,027	17,170	92,368	82,990
Interest in earnings (losses) of equity method investments	3,396	(3,231)	5,468	1,564
Net income (loss)	254,464	(229,142)	621,004	(69,599)
Net loss (income) attributable to noncontrolling interests	—	5	—	(2,531)
Net income (loss) attributable to PartnerRe	254,464	(229,137)	621,004	(72,130)
Preferred dividends	14,184	14,184	42,551	42,551
Net income (loss) attributable to PartnerRe common shareholders	$240,280	$(243,321)	$578,453	$(114,681)
Operating earnings attributable to PartnerRe common shareholders	$184,984	$211,583	$163,598	$474,614
Comprehensive income (loss) attributable to PartnerRe	$234,980	$(267,720)	$599,728	$(106,874)

(1) On March 18, 2016, EXOR acquired 100% ownership of the Company; as such, per share data is no longer meaningful and has been excluded.
(2) Other expenses for the three months ended September 30, 2016 include $13 million related to severance costs associated with the restructuring of the Company's investment operations and certain executive changes, pre-tax. For the nine months ended September 30, 2016, Other expenses include $66 million of transaction costs and accelerated stock based compensation expense related to the closing of the Exor transaction and $40 million of severance costs related to the restructuring of the Company's business units, investment operations and certain executive changes, pre-tax. Other expenses for the three months and nine months ended September 30, 2015 include $322 million and $362 million, respectively, of costs related to the Exor transaction and terminated amalgamation with Axis, pre-tax. In addition, other expenses for the nine months ended September 30, 2015 include $25 million, pre-tax, related to the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

PartnerRe Ltd.
Consolidated Balance Sheets (1)
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30,	December 31,
	2016	2015
Assets
Investments:
Fixed maturities, at fair value	$13,698,129	$13,448,262
Short-term investments, at fair value	28,972	46,688
Equities, at fair value	42,284	443,861
Other invested assets	1,141,825	399,204
Total investments	14,911,210	14,338,015
Funds held – directly managed	538,579	539,743
Cash and cash equivalents	2,079,475	1,577,097
Accrued investment income	128,648	141,672
Reinsurance balances receivable	3,017,483	2,428,020
Reinsurance recoverable on paid and unpaid losses	382,341	282,916
Funds held by reinsured companies	741,825	657,815
Deferred acquisition costs	647,568	629,372
Deposit assets	72,047	88,152
Net tax assets	99,038	102,596
Goodwill	456,380	456,380
Intangible assets	113,248	133,011
Other assets	42,431	31,254
Total assets	$23,230,273	$21,406,043
Liabilities
Unpaid losses and loss expenses	$9,566,472	$9,064,711
Policy benefits for life and annuity contracts	2,050,970	2,051,935
Unearned premiums	1,922,633	1,644,757
Other reinsurance balances payable	319,391	246,089
Deposit liabilities	19,010	44,420
Net tax liabilities	195,944	218,652
Accounts payable, accrued expenses and other	346,783	411,539
Debt related to senior notes	1,584,445	750,000
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,076,637	14,503,092
Shareholders’ Equity
Common shares (par value $1.00; issued: 2016, 1 share and 2015, 87,237,220 shares)	—	87,237
Preferred shares (par value $1.00; issued and outstanding: 2016 and 2015, 34,150,000 shares; aggregate liquidation value: 2016 and 2015, $853,750)	34,150	34,150
Additional paid-in capital	2,535,166	3,982,147
Accumulated other comprehensive loss	(104,559)	(83,283)
Retained earnings	4,688,879	6,146,802
Common shares held in treasury, at cost (2016, nil shares; 2015, 39,303,068 shares)	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe	7,153,636	6,900,501
Noncontrolling interests	—	2,450
Total shareholders’ equity	7,153,636	6,902,951
Total liabilities and shareholders’ equity	$23,230,273	$21,406,043

(1)	On March 18, 2016, EXOR acquired 100% ownership of the Company; as such, per share data is no longer meaningful and has been excluded.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$497	$466	$963	$281	$—	$1,244
Net premiums written	$439	$421	$860	$271	$—	$1,131
Decrease in unearned premiums	141	35	176	2	—	178
Net premiums earned	$580	$456	$1,036	$273	$—	$1,309
Losses and loss expenses and life policy benefits	(264)	(279)	(543)	(230)	—	(773)
Acquisition costs	(140)	(124)	(264)	(34)	—	(298)
Technical result	$176	$53	$229	$9	$—	$238
Other income			—	2	1	3
Other expenses			(50)	(15)	(26)	(91)
Underwriting result			$179	$(4)	n/a	$150
Net investment income				15	87	102
Allocated underwriting result (1)				$11	n/a	n/a
Net realized and unrealized investment gains					56	56
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(9)	(9)
Income tax expense					(29)	(29)
Interest in earnings of equity method investments					3	3
Net income					n/a	$254
Loss ratio (2)	45.5%	61.2%	52.4%
Acquisition ratio (3)	24.2	27.2	25.5
Technical ratio (4)	69.7%	88.4%	77.9%
Other expense ratio (5)			4.8
Combined ratio (6)			82.7%
	For the three months ended September 30, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$525	$429	$954	$314	$—	$1,268
Net premiums written	$481	$411	$892	$298	$—	$1,190
Decrease in unearned premiums	153	65	218	4	—	222
Net premiums earned	$634	$476	$1,110	$302	$—	$1,412
Losses and loss expenses and life policy benefits	(300)	(256)	(556)	(248)	—	(804)
Acquisition costs	(156)	(153)	(309)	(38)	—	(347)
Technical result	$178	$67	$245	$16	$—	$261
Other income			—	3	—	3
Other expenses			(55)	(16)	(345)	(416)
Underwriting result			$190	$3	n/a	$(152)
Net investment income				15	102	117
Allocated underwriting result (1)				$18	n/a	n/a
Net realized and unrealized investment losses					(133)	(133)
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(22)	(22)
Income tax expense					(17)	(17)
Interest in losses of equity method investments					(3)	(3)
Net loss					n/a	$(229)
Loss ratio (2)	47.4%	53.8%	50.1%
Acquisition ratio (3)	24.5	32.2	27.8
Technical ratio (4)	71.9%	86.0%	77.9%
Other expense ratio (5)			4.9
Combined ratio (6)			82.8%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the nine months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,872	$1,512	$3,384	$870	$—	$4,254
Net premiums written	$1,667	$1,387	$3,054	$832	$—	$3,886
Increase in unearned premiums	(120)	(54)	(174)	(6)	—	(180)
Net premiums earned	$1,547	$1,333	$2,880	$826	$—	$3,706
Losses and loss expenses and life policy benefits	(933)	(859)	(1,792)	(678)	—	(2,470)
Acquisition costs	(399)	(367)	(766)	(99)	—	(865)
Technical result	$215	$107	$322	$49	$—	$371
Other income (loss)			2	7	2	11
Other expenses			(175)	(49)	(143)	(367)
Underwriting result			$149	$7	n/a	$15
Net investment income				42	264	306
Allocated underwriting result (1)				$49	n/a	n/a
Net realized and unrealized investment gains					415	415
Interest expense					(37)	(37)
Amortization of intangible assets					(20)	(20)
Net foreign exchange gains					29	29
Income tax expense					(92)	(92)
Interest in earnings of equity method investments					5	5
Net income					n/a	$621
Loss ratio (2)	60.3%	64.5%	62.2%
Acquisition ratio (3)	25.8	27.5	26.6
Technical ratio (4)	86.1%	92.0%	88.8%
Other expense ratio (5)			6.1
Combined ratio (6)			94.9%
	For the nine months ended September 30, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,991	$1,486	$3,477	$972	$—	$4,449
Net premiums written	$1,858	$1,384	$3,242	$924	$—	$4,166
Increase in unearned premiums	(171)	(13)	(184)	(7)	—	(191)
Net premiums earned	$1,687	$1,371	$3,058	$917	$—	$3,975
Losses and loss expenses and life policy benefits	(842)	(801)	(1,643)	(748)	1	(2,390)
Acquisition costs	(420)	(384)	(804)	(102)	—	(906)
Technical result	$425	$186	$611	$67	$1	$679
Other income			—	4	3	7
Other expenses			(162)	(47)	(461)	(670)
Underwriting result			$449	$24	n/a	$16
Net investment income				45	297	342
Allocated underwriting result (1)				$69	n/a	n/a
Net realized and unrealized investment losses					(273)	(273)
Interest expense					(37)	(37)
Amortization of intangible assets					(20)	(20)
Net foreign exchange losses					(16)	(16)
Income tax expense					(83)	(83)
Interest in earnings of equity method investments					1	1
Net loss					n/a	$(70)
Loss ratio (2)	49.9%	58.4%	53.7%
Acquisition ratio (3)	24.9	28.0	26.3
Technical ratio (4)	74.8%	86.4%	80.0%
Other expense ratio (5)			5.3
Combined ratio (6)			85.3%